

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2017

Michael Grundei, Esq.
Wiggin and Dana LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901

> **Re: magicJack VocalTec Ltd.**
> **Press Release issued and dated January 5, 2017 circulated by Carnegie**
> **Technologies Holdings, LLC and Paul M. Posner**

Dear Mr. Grundei:

We have reviewed the soliciting material above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by issuing a corrective press release or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe a corrective press release is appropriate, please tell us why in your response.

After reviewing any corrective press release and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the press release unless otherwise indicated.

General

1. We note that the press release constitutes soliciting material under Exchange Act Rule 14a-1(l). I understand from our telephone call on January 9, 2017 that Carnegie Technologies and Mr. Posner intended to file the release under cover of Schedule 14A pursuant to Exchange Act 14a-12 but have had some EDGAR filing difficulties. We remind the filing parties that pursuant to Rule 14a-12(b), "[a]ny soliciting material published, sent or given to security holders in accordance with [Rule 14a-12(a)] must be filed with the Commission no later than the date the material is first published, sent or given to security holders."

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly:

    - "magicJack shareholders deserve a Board that is **committed to a process** that can unlock value for all shareholders…" (emphasis added)
    - "With a history of **value destructive decisions** and **ineffective leadership**…" (emphasis added)
    - "The current board of directors **has been ineffective** in producing an enhancement in the stock price for shareholders." (emphasis added)
    - "The current board has **used the Company's cash resources poorly**, including… **overpaying** for the acquisition of Broadsmart" (emphasis added)
    - "The current board **has been ineffective in producing a liquid market** for the Company's shares…" (emphasis added)
    - "…[the proposed Carnegie tender offer] provides all shareholders an opportunity to sell their positions in a **highly illiquid stock**." (emphasis added)

3. We note that the press release contains statements that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. The following are examples of such statements:

    - "The current board is **unable to make corporate decisions effectively**…" (emphasis added)
    - "it is time for **significant change** at the board level and to put in place **skilled, experienced directors** that **have the willingness to return cash to shareholders,** and the **capability to effectively evaluate all the company's assets** and **run a comprehensive strategic alternatives process**…" (emphasis added)
    - "The current board continued a pattern of **ineffective decision making** and **seemingly lacked the capacity** to negotiate squarely with Kanen…" (emphasis added)

    Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

4.   We note the following statements:

- "The current board has used the Company's cash resources poorly… ***overpaying*** for the acquisition of Broadsmart" (emphasis added)
- "The stock immediately ***sold off on the news*** of this ill-conceived transaction." (emphasis added)

Please provide support for such statements or refrain from using such statements in the future.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions